                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ___) (1)

                           CONSOLIDATED WATER CO. LTD.
                                (Name of Issuer)

                       Ordinary Shares, CI$1.00 par value
                         (Title of Class of Securities)

                                    G1981E10
                                 (CUSIP Number)

                              Helen R. Franco, Esq.
                              Edwards & Angell, LLP
                          One North Clematis, Suite 400
                         West Palm Beach, Florida 33401
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. G1981E10                                       SCHEDULE 13D

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

          Jeffrey M. Parker

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          PF, OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                           [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM

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           NUMBER OF      7       SOLE VOTING POWER

            SHARES                205,332

                          ------------------------------------------------------
         BENEFICIALLY     8       SHARED VOTING POWER

         OWNED BY EACH            5,100

                          ------------------------------------------------------

           REPORTING      9      SOLE DISPOSITIVE POWER

            PERSON               205,332

                          ------------------------------------------------------

             WITH         10     SHARED DISPOSITIVE POWER

                                 5,100

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,432

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.29%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------




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ITEM 1.  SECURITY AND ISSUER.

         Jeffrey M. Parker (the "Reporting Person" or "Parker") is making this statement in reference to the 210,432 Ordinary Shares (the "Shares"), CI$1.00 par value ("Issuer Ordinary Shares"), of Consolidated Water Co. Ltd., a Cayman Islands corporation (the "Issuer"), of which he has beneficial ownership. The address of the principal executive offices of the Issuer is Trafalgar Place, West Bay Road, P.O. Box 1114GT, Grand Cayman, B.W.I. The official exchange rate for conversion of CI$ into U.S.$, as determined by the Cayman Islands Monetary Authority, has been fixed since April 1974 as U.S.$1.20 per CI$1.00.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) and (b) The name of the Reporting Person is Jeffrey M. Parker, and his business address is c/o the Issuer, Trafalgar Place, West Bay Road, P.O. Box 1114GT, Grand Cayman, B.W.I.

         (c) The Reporting Person is the Chief Executive Officer of the Issuer, a member of its Board of Directors and the Chairman of the Board of the Issuer.

         (d) and (e) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     The Reporting Person is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the total number of 210,432 Shares he beneficially owns, the Reporting Person purchased a total of 11,400 Shares with personal funds prior to his employment with the Issuer in 1989. 5,100 Shares were purchased by FCM Ltd., a Cayman Islands company ("FCM") of which the Reporting Person is a director, using the working capital of FCM.

         In addition, beginning in 1989, Parker received options to purchase the remaining 193,932 Shares from the Issuer in consideration of services rendered to the Issuer. In August 1997, Parker exercised options to purchase a total of 101,705 Shares using personal funds, of which 76,836 Shares were purchased at a price per share of CI$1.00 and the remaining 24,869 Shares were purchased at a price per share of U.S.$2.50. In April 1999, Parker exercised options using personal funds to purchase 29,010 Shares at a price per share of U.S.$2.50. In March 2002, Parker exercised an option using personal funds to purchase 7,786 Shares at a price per share of U.S.$2.50. Parker holds two immediately exercisable options, one to purchase 26,924 Shares at U.S.$7.10 per share and the other to purchase 28,507 Shares at U.S. $10.84 per share.

         The Reporting Person anticipates that any potential future purchases, as described in Item 4 below, will be made with personal funds (with no amount of the purchase price being represented by borrowed funds).

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for investment purposes only. The Reporting Person may determine to buy additional Issuer Ordinary Shares or to sell any or all of the Shares at any time, or the Issuer may grant him additional Issuer Ordinary Shares in consideration of services he renders to the Issuer.

         The Reporting Person, individually and not as a member of the Issuer's Board of Directors, presently has no plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;




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         (b)      An extraordinary corporate transaction, such as a merger,
                  reorgnization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to be cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to those enumerated above.

         The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table sets forth the aggregate number of Shares that the Reporting Person beneficially owns as of the date hereof and the percent of the class of such Shares believed to be outstanding.


                                        No. of Shares Owned
                                      -----------------------                      Percent of
                 Name                 Direct      Indirect(2)      Total            Class(1)
                 ----                 ------      ----------       -----           ----------
                 Jeffrey M. Parker    74,617(3)     135,815      210,432             5.29%


                (1) Based on 3,981,464 Issuer Ordinary Shares reported outstanding as of May 10, 2002 by the Issuer on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002. The percentage is rounded to the nearest 1/100 percent.

                (2) Of the 135,815 Shares that the Reporting Person owns indirectly, 5,100 Shares are held by FCM, of which the Reporting Person is one director of a board of directors consisting of two members, and 130,715 Shares are held in the name of RFD Holdings Ltd., a company owned by The Parker Settlement Trust (the "Trust"). The Reporting Person is the sole director, officer and shareholder of RFD Holdings Ltd. and the trustee of the Trust.

                (3) Of the 74,617 Shares that the Reporting Person owns directly, 55,431 Shares constitute Issuer Ordinary Shares underlying immediately exercisable options.

         (b) Except for the 5,100 Shares held by FCM, with respect to which Parker shares voting and dispositive power with FCM and the other FCM director, Raymond Whittaker ("Whittaker"), the Reporting Person has sole voting and dispositive power with respect to the Shares.




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         The business address of FCM is P.O. Box 1982GT, Grand Cayman, B.W.I.
and its principal business is licensed company management. Whittaker's principal occupation is as the managing director of FCM and his business address is c/o FCM, P.O. Box 1982GT, Grand Cayman, B.W.I. During the last five (5) years, neither FCM nor Whittaker has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. FCM is incorporated under the laws of the Cayman Islands and Whittaker is a citizen of the Cayman Islands.

         (c) The Reporting Person has not effected any transactions in Issuer Ordinary Shares during the past 60 days.

         (d) Except for the 5,100 Shares held by FCM, with respect to which FCM and Whittaker have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, no person other than the Reporting Person has such right or such power.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Person, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2002                    /s/ Jeffrey M. Parker
                                       -----------------------------------------
                                       Jeffrey M. Parker, individually and as
                                          trustee of The Parker
                                          Settlement Trust and
                                          authorized signatory of
                                          RFD Holdings Ltd.







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